Filed Pursuant To Rule 433
Registration No. 333-180974
March 28, 2013

FOCUS: Gold ETF Holdings Soar Since Advent Of First Product One Decade Ago

By Allen Sykora of Kitco News

Posted on Forbes.com

Thursday March 28, 2013

(Kitco News) – An event occurred 10 years ago Thursday that was barely a blip on the radar screen of most gold traders, yet it led to a transformation of the market by attracting a new wave of investors.

The world’s first gold-backed exchange-traded fund was listed on the Australian stock market on March 28, 2003 (see related story). By the end of the month, the ETF had holdings of just 996 troy ounces, according to data in the CPM Group Gold Yearbook 2013 released this week. This is the amount of gold represented by only 10 full-sized futures contracts on the Comex division of the New York Mercantile Exchange.

Flash forward a decade. Gold holdings backing exchange-traded products swelled to 80.8 million ounces as of March 21, according to CPM Group data. This is despite a reduction of 5.7 million since the start of the year as gold prices slipped.

“There has been an incredible demand for gold in ETF form in the last 10 years,” said William Rhind, managing director of ETF Securities, a large provider of ETFs for all of the precious metals.

Data from ETF Securities shows there are now 64 exchange-traded products in the world holding physical gold, and 143 in all including other “synthetic” ones that don’t hold metal. Assets under management were estimated at $132 billion as of the end of last week.

“That (ETFs) has probably allowed investment in gold to increase more than would have been the case otherwise,” said Anne-Laure Tremblay, precious metals strategist with BNP Paribas.

The gold ETFs trade like a stock but track the price of the commodity, with metal put into vaults to back ETF shares. They allow investors to gain gold exposure to gold with a click of their computer mouse without having to take on costs such as shipping, storing or insuring gold. However, investors also don’t have direct physical control of the metal themselves and in most cases cannot get gold when making redemptions.

In particular, the ETFs have led to institutional investment, analysts said.

“A great, great deal of managed money        is restricted from buying commodities or trading futures,” said David Morgan, independent precious-metals analyst with Silver-Investor.com. “The lion’s share is securities only. They can buy stocks or bonds        With the ETF, they could buy a commodity by buying a security.”

Added Rhind: “People for the first time could buy gold just as easily as shares of GM or Ford. That was the big turning point.”

In the past, these accounts did have the option of buying shares of mining companies as a proxy for gold. A plus is that prior to recent years, these stocks tended to outperform gold itself in bull markets. But if an investor bought the wrong company, the investment could be hurt by factors such as strikes, mine cave-ins or more.

Gold ETFs have taken away some of the funds that otherwise might have flowed into mining stocks, Morgan said. “It’s been a really great thing for the money managers’ perspective because they have direct exposure to gold without having to pick the correct mining share,” he said.

The gold ETFs have given investors a vehicle to track the gold price more closely than say mining shares, Tremblay said.

Also, ETF shares allow investors—those do not want to physically own and store gold themselves—closer exposure to the actual gold price than alternatives such as coins, bars or jewelry (the latter is often bought as an investment in parts of the world). ETFs track the price of gold minus the cost of operating the ETF. Those costs tend to be less than premiums and delivery that investors might pay for physical metal or manufacturing of jewelry, Tremblay said.

“The premium (for an ETF) still exists, but it’s tiny compared to what an individual investor would pay for a gold coin, for example,” Tremblay said.

Institutional Investors Key Users Of ETFs; Portfolio Diversification Cited

Based on the most recent Form 13F filings with the Securities and Exchange Commission, some 43% of the investment in SPDR Gold Shares (GLD) – the world’s largest gold ETF – are institutional investors, said David Mazza, head of ETF investment strategy at State Street Global Advisors. The firm, which launched the first U.S. ETF of any kind in 1993 with a product tied to the S&P 500 stock index, partnered with the World Gold Council to launch GLD in 2004.

Most of the other GLD demand is from money managers or intermediaries who do not have to file the 13F forms, or else from retail investors or households. “It’s a fairly diverse ownership in GLD,” Mazza said.

Since their advent, interest in gold ETFs has often been described as “sticky,” meaning most hang onto their holdings even when gold declines. Holdings have in fact fallen since the start of the year along with gold prices. Historically, however, Rhind pointed out that ETF investment held up despite the decline in spot gold from above $1,900 an ounce in September 2011 to the low $1,500s several times since.

While some of the interest in the gold ETF is from investors looking for price appreciation, much is also from money managers who want exposure to the metal for diversification of their portfolio, Mazza and Rhind explained.

“This is true whether or not the price of gold is going up or down,” Mazza said. “Investors have really come into using the ETFs as a core holding in broader portfolios and then, potentially on a more tactical basis, dialing up or down exposure depending on their own unique outlooks of the gold market.”

Rhind said many view it as “portfolio insurance” or an alternative to holding currencies. The metal often rises on safe-haven demand at times when geopolitical or macroeconomic uncertainty pressures other riskier assets.

“When you have a large spectrum of investors who buy for different reasons, you don’t have everybody making the same decisions the same day,” Rhind said. “Given the fact that everybody is more longer term in nature, that’s why you have seen very little by the way of outflows when we have big drawdowns in the gold price.”

Rhind pointed out that ETF investors have to put up the full amount of the investment they control. By contrast, futures speculators might only have to put up a margin of 5% to 10% of the value of a contract. The leverage means 5% to 10% price moves correspond to huge losses or gains on the amount of capital actually anted up for a futures trade.

“That lends itself more to a longer-term horizon (for holding ETFs) and less incentive for people to trade the product actively like you would with a futures contract,” Rhind said.

Gold Rises Since Advent Of ETFs, But Fundamentals Mattered Most

Analysts offered mixed views on the impact of gold ETFs on the actual price of the metal over the last decade. Most, however, say this is hard to quantify.

On the one hand, ETFs have meant greater investment in the precious metal and prices are far higher than when the first ETF was launched. Yet, ETFs are still a small percentage of the overall gold market. And, observers emphasize that price direction ultimately is influenced by fundamental factors such as the global macroeconomic backdrop, loose monetary policy in many nations and whether investors are looking to take on risk or shed it instead.

“If we hadn’t had the financial crisis, if we hadn’t accommodative monetary policy across the globe, then whether or not you had ETFs would not have mattered because people wouldn’t have invested in gold,” Tremblay said.

For 2012, Mazza pointed out that jewelry accounted for some 40% of global demand and bars and coins 29%, while ETFs were 6%. “It (ETF demand) is something that has grown…but is still a very, very small actual driver of actual demand,” he said.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.